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                                                 40 King Street West, 52nd Floor
                                                             Toronto, ON M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
KINROSS [LOGO]                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE

              KINROSS ANNOUNCES LATE FILING OF FINANCIAL STATEMENTS


MARCH 16, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announces that it will not be able to meet the deadline of March 31, 2005 for the filing of its 2004 audited financial statements and related management discussion and analysis of financial condition ("MD&A").

As previously announced, Kinross is reviewing its purchase price allocation and the goodwill recorded as part of the 2003 business combination with TVX Gold Inc. and Echo Bay Mines Ltd. In this connection, Kinross retained Standard & Poor's Corporate Value Consulting, as independent valuator, to provide the requisite valuations. Standard & Poor's has advised Kinross that it expects to complete its work shortly and to provide a final report in early April.

Upon receipt of the valuator's final report, management and the Company's advisors will conduct a review of the contents of the report and determine its impact on the Company's financial statements. This will also require the concurrence of the Company's auditors on the allocation of the purchase price, the allocation of goodwill, impairment testing methodology and the subsequent results of the goodwill impairment tests. Once the Company is in a position to reflect the appropriate treatment of the goodwill in its financial statements, the Company may have to restate its 2003 audited financial statements and any affected interim financial statements, and it will release its 2004 audited financial statements and related MD&A. Kinross is committed to publishing its financial statements and related MD&A as soon as possible.

Pending the filing of its financial statements and MD&A, the Company intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators ("CSA") Staff Notice 57-301. The Company will request from the Canadian securities regulators, that a management cease trade order related to the Company's securities be imposed against some or all persons who have been directors, officers or insiders of the Company, which cease trade order would generally not affect the ability of persons who have not been directors, officers or insiders of the Company to trade in the Company's securities.

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THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE
MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              MANAGER
INVESTOR RELATIONS                          INVESTOR RELATIONS
Tel.(416) 365-7254                          Tel.(416) 365-1362